VALLEY FORGE LIFE INSURANCE COMPANY

                        TERM INSURANCE ON CHILDREN RIDER


This rider is a part of the Policy. The rider is subject to all the terms and conditions of the Policy unless We state otherwise.

BENEFIT - We agree, subject to the conditions of this rider, to pay the Beneficiary the following amount for each unit of coverage if a Covered Child's death occurs while this rider is in force:

1. $250 if the Covered Child's death occurs after his or her 14th day of age and before his or her age of 6 months; or

2. $1,000 if the Covered Child's death occurs on or after his or her age of 6 months and before the earlier of:

         a. the Policy Anniversary nearest the Covered Child's 22nd birthday; and

         b.       the Expiry Date.

The number of units of coverage under this rider is shown in the Policy Specifications. Payment will be made when We receive Due Proof of death of the Covered Child.

BENEFITS AFTER THE INSURED'S DEATH - If the death of the Insured, except by suicide while sane or insane within two years from the Policy Effective Date, occurs while this rider is in force, the insurance on the Covered Child will become paid-up and remain in force without further payment of premium or cost of insurance deductions until the earlier of:

1.       the Policy Anniversary nearest the Covered Child's 22nd birthday; and

2.       the Expiry Date.

Any time after the Insured's death and while the paid-up insurance under this rider is in force, this rider may be surrendered for an amount equal to the net single premium for all further insurance benefits under this rider. The net single premium for the paid-up insurance benefits will be computed on the basis of the 1980 Commissioner's Standard Ordinary Mortality Table with interest at 5.75% per year compounded annually. Benefits are paid in accordance with the Policy provisions.

EFFECTIVE DATE - If this rider is issued with the Policy, its effective date is the Policy Effective Date shown in the Policy Specifications. If this rider is issued after the Policy Effective Date, or if coverage under this rider is decreased, or reinstated, its effective date is shown in an amendment to the Policy Specifications.

CONSIDERATION - This rider is issued in consideration of the application for this rider and the first premium payment. The cost of the rider will be added to the monthly deduction described in the Policy. Its cost is shown in the Policy Specifications.
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DEFINITIONS:

"COVERED CHILD" means a child, step-child or legally adopted child of the Insured who is more than 14 days old but less than 22 years old and who is either:

1. named in the application for this rider and is under eighteen years of age on or before the date of the application; or

2. acquired by the Insured after the date of the application but before such child's 18th birthday and before the Expiry Date of this rider.

"CONVERSION DATE" is the date We issue the New Policy.

"EXPIRY DATE" is the date on which the coverage under this rider ends. If coverage under this rider is elected, the Expiry Date is shown in the Policy Specifications.

"POLICY SPECIFICATIONS" means the Policy Specifications page issued with the Policy on the Policy Effective Date. It also means amendments to the Policy Specifications page for changes after the Policy Effective Date.

"NEW POLICY" means a Policy issued under the Conversion Privilege of this rider.

BENEFICIARY OF COVERED CHILD'S INSURANCE - On the effective date of this rider, the Beneficiary is as stated in the application. If no designation has been made, the Beneficiary of the Covered Child's insurance is the Owner. If the Owner is no longer living, the Owner's spouse will be the Beneficiary. If the Owner and the Owner's spouse are no longer living, the Beneficiary will be, equally, the children, step-children, and legally adopted children of the Owner. Otherwise the estate of the Covered Child is the Beneficiary.

You may change a revocable Beneficiary by Written Notice at any time while the Insured and the Covered Child are alive and the Policy is in force before the Maturity Date. A change takes effect as of the date the Written Notice was signed by the Owner. However, We are not liable for any payment made by Us before We receive the Written Notice.

CONVERSION PRIVILEGE - Any Covered Child may convert his or her insurance to a New Policy within 31 days after the earlier of:

1.       The Expiry Date of this rider; and

2.       the Policy Anniversary nearest the Covered Child's 22nd birthday.

Evidence of insurability will not be required to convert this coverage.

TERMS OF THE NEW POLICY - The New Policy will be issued subject to the following terms:

1. The New Policy will be issued on the life of a Covered Child when We receive the application for the New Policy and the first premium payment;

2. The death benefit in the first Policy Year will be no less than the amount of insurance then in force under this rider and no more than five times that amount;
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3.       The  premium  for the New  Policy in the first  Policy  Year will be at least as great as the premium for a level premium, level death benefit permanent life insurance policy with the same death benefit;

4. The New Policy will be issued on the form and at the premium rate for the Attained Age of the Covered Child, in use by Us on the Policy Effective Date of the New Policy;

5.       The New Policy will be in a standard premium class;

6. The Covered Child may elect to have a rider attached to the New Policy providing for future purchases of insurance on his or her life;

7.       Our consent is required to add other benefits to the New Policy; and

8. The incontestability and suicide provisions of the New Policy will run from the effective date of this rider.

Insurance coverage will continue to be in force on the life of the Covered Child during the 31 days allowed for conversion.

REINSTATEMENT - This rider may be reinstated if:

1.       the rider terminated due to termination of the Policy; and

2.       the Policy is being reinstated.

We will require evidence of insurability satisfactory to Us for each Covered Child whose coverage is to be reinstated.

INCONTESTABILITY - The Representation and Contestability provision of the Policy does not apply to this rider. After this rider has been in force during the lifetime of each Covered Child for a period of two years from its effective date, or the date of any reinstatement, We will not contest it.

SUICIDE - If a Covered Child commits suicide, while sane or insane, within two years of the Covered Child's effective date of coverage, Our liability will be limited to an amount equal to the cost of insurance deducted for this rider.

MISSTATEMENT OF AGE OR SEX - If the age of a Covered Child has been misstated, the benefit payable under this rider by reason of the death of the Covered Child shall be the benefit that the cost deducted for this rider during the Policy Month during which the death occurred would have purchased using the cost of insurance rate for the correct age and sex.

TERMINATION - This rider will terminate upon the earliest of:

1.       the Expiry Date;

2. the termination of the Policy, except for the benefits provided under this rider upon the death of the Insured; and
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3.       the Monthly Anniversary Day following receipt by Us of Your Written
         Notice cancelling this rider.


SIGNED FOR THE VALLEY FORCE LIFE INSURANCE COMPANY AT OUR EXECUTIVE OFFICE, CNA PLAZA, CHICAGO, ILLINOIS 60685.



                                             Chairman of the Board